UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2026

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated March 27, 2026

Item 1

RELEVANT INFORMATION

Bogotá, March 27, 2026. Grupo Aval Acciones y Valores S.A. (the “Company”) hereby informs, in accordance with the provisions of numeral 5.5. of article 5.2.4.3.1 of Decree 2555 of 2010, that the ordinary shareholders meeting (the “Meeting”) was held today, with the necessary quorum to deliberate and decide. The following decisions were adopted at the Meeting with the required majorities:

1.	The meeting agenda was approved with 100% of the votes:

2.	The designation of Luz Myriam Sánchez Escobar and Juan Vicente Fernández Barroso as delegates for the approval of the minutes, was approved with 100% of the votes.

3.	The Results and Sustainability Report of the Board of Directors and of the President of the Company, the separated and consolidated Financial Statements and its notes for the period ended on December 31, 2025, were approved with 100% of the votes.

4.	The following distribution of profits was approved with 100% of the votes:

GRUPO AVAL ACCIONES Y VALORES S.A. PROPOSED DISTRIBUTION OF PROFITS FOR THE PERIOD BEGINNING ON JANUARY 1ST AND ENDING ON DECEMBER 31St, 2025 GENERAL MEETING OF SHAREHOLDERS
Net Income			1,735,359,973,302.14
With tax benefit		871,822,487,119.30
Without tax Benefit		863,537,486,182.84
Plus: Occasional reserve release at the disposal of the General Meeting of Shareholders			7,711,039,024,332.75
Year 2019 and following		7,711,039,024,332.75
With tax benefit	6,152,063,215,363.90
Without tax benefit	1,558,975,808,968.85
Total income available at the disposal of the General Meeting of Shareholders:			9,446,398,997,634.89
To distribute a cash profit of $2.65 per share and per month during the months of April 2026 to March 2027, both months included over			755,042,528,977.20

23,743,475,754 shares subscribed and paid as of the date of this meeting The dividends will be taken from the profits of years 2019 and 2020, available to be distributed with benefit for the shareholders. Note: Dividends will be paid within the first ten (10) days of each month according to applicable regulations. The profits corresponding to the month of April 2026, will be paid from the fourth trading day following the date on which the General Meeting of Shareholders approves the distribution of profits, that is, as of April 6; in this month, the dividends will be paid until April 15.	755,042,528,977.20

Occasional reserve at the disposal of the General Meeting of Shareholders			8,691,356,468,657.69
Total, with benefit:		6,268,843,173,506.00
Year 2025	871,822,487,119.30
Year 2024	821,585,760,395.16
Year 2023	723,037,875,251.11
Year 2022	1,152,899,630,732.30
Year 2021	1,654,047,965,428.84
Year 2020	1,045,449,454,579.29
Total, without tax benefit:		2,422,513,295,151.69
Year 2025	863,537,486,182.84
Year 2024	178,300,385,041.92
Year 2022	1,380,675,423,926.93

TOTAL			9,446,398,997,634.89

NOTES:

1.           The dividends that are distributed from the profits of 2017 and following years, are subject to withholding applicable to dividends, in accordance with articles 242, 242-1 and 245 of the E.T. (Colombian Tax Law)

2.           Pursuant to article 242-1 of E.T. and in accordance with Regulatory Decree 1457/2020, the withholding of dividends will be transferred to all shareholders according to their participation, as a lower amount to be paid.

5.	In addition to the aforementioned decisions, the Company informs the ex-dividend dates applicable in Colombia pursuant to local regulation:

Ex dividend April 2026 – March 2027 (*)
Month	Initial ex dividend date	Final ex dividend date
April 2026	31.03.2026	06.04.2026
May 2026	27.04.2026	04.05.2026
June 2026	26.05.2026	01.06.2026
July 2026	24.06.2026	01.07.2026
August 2026	28.07.2026	03.08.2026
September 2026	26.08.2026	01.09.2026
October 2026	25.09.2026	01.10.2026
November 2026	27.10.2026	03.11.2026
December 2026	25.11.2026	01.12.2026
January 2027	28.12.2026	04.01.2027
February 2027	26.01.2027	01.02.2027
March 2027	23.02.2027	01.03.2027

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

6.	The following proposal by the shareholder Adminegocios S.A.S. was approved ratifying the Board of Directors for the period from March 31, 2026, to April 1, 2027:

BOARD OF DIRECTORS – GRUPO AVAL ACCIONES Y VALORES S.A.

2026 – 2027

DIRECTORS

LUIS CARLOS SARMIENTO GUTIÉRREZ
MAURICIO CÁRDENAS MÜLLER
FABIO CASTELLANOS ORDÓÑEZ (*)
ANDRÉS ESCOBAR ARANGO (*)
LUIS FERNANDO LÓPEZ ROCA (*)
ESTHER AMÉRICA PAZ MONTOYA (*)
JOSÉ MAURICIO SALGAR HURTADO (*)
JORGE SILVA LUJÁN
ALVARO VELÁSQUEZ COCK

(*) Independent members (pursuant to Colombian regulation).

The approved fees for attendance at each meeting of the Board of Directors are twelve million one hundred sixty-two thousand Colombian pesos (COP $12,162,000) and two million two hundred eleven thousand Colombian pesos (COP $2,211,000) for attendance at each Board of Directors committee. The approval was made with 99.98% of the votes.

7.	The Meeting appointed KPMG S.A.S as the Company's External Auditor for a period of one (1) year. KPMG will appoint the individuals who will hold the positions of Principal and Alternate External Auditor of the Company on behalf of the firm. The annual fee approved by the Shareholders is one hundred twenty-three million three hundred twenty-four thousand Colombian pesos (COP 123,324,000) plus VAT. The approval was made with 100% of votes.

8.	The Shareholders granted a general authorization to Grupo Aval’s directors, pursuant to paragraph three of Section 2.2.2.3.4 of Colombian Decree 1074 of 2015, as amended by Colombian Decree 46 of 2024, to participate in the deliberation, approval, and/or execution of periodic transactions in the ordinary course of business between Grupo Aval and entities belonging or related to the financial conglomerate, as well as entities comprising the Sarmiento Angulo Business Group from the date of this approval until the ordinary General Shareholders’ Meeting to be held in 2027. The approval was made with 99.98% of the votes.

9.	A proposal regarding the amendment of Article 3 “Notice and Miscellaneous Matters” of the Internal Regulations Governing the Operation of the General Shareholders’ Meeting was approved, with a vote representing 100% of the shares present at the Meeting, for the purpose of adopting Recommendations 10.9 and 10.10 included within the corporate governance best practices set forth in the “Código País” survey.

10.	The Shareholders authorized the Company to record the accrual corresponding to the wealth tax determined pursuant to Legislative Decree 173 of 2026 either against reserve accounts or against the results of the fiscal year during 2026, as deemed appropriate by the Company’s management. The approval was made with 100% of votes.

11.	No additional proposals or miscellaneous matters were submitted, and the meeting was adjourned at 10:40 a.m.

All processes and authorizations required to conduct the General Shareholders’ Meeting were satisfactorily completed. The General Shareholders’ Meeting had full capacity to deliberate and decide on the matters included in the agenda submitted for its consideration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2026

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel